UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-31188 / July 28, 2014

_____

In the Matter of	)
	)
BNP PARIBAS S.A.	)
787 Seventh Avenue	)
New York, NY 10019	)
	)
FISCHER FRANCIS TREES & WATTS, INC.	)
200 Park Avenue, 11th Floor	)
New York, NY 10166	)
	)
BISHOP STREET CAPITAL MANAGEMENT CORP.	)
First Hawaiian Center	)
999 Bishop Street, Suite 2806	)
Honolulu, HI 96813	)
	)
IMPAX ASSET MANAGEMENT LTD.	)
Norfolk House	)
31 St. James's Square	)
London SW1Y 4JR	)
United Kingdom	)
	)
(812-14327)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

BNP Paribas S.A. ("BNPP"), Fischer Francis Trees & Watts, Inc., Bishop Street Capital
Management Corp., and Impax Asset Management Ltd. (collectively, "Applicants"), filed an
application on June 30, 2014, and an amendment on July 10, 2014, requesting temporary and
permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act")
exempting Applicants and any other company of which BNPP is or hereafter becomes an
affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act
with respect to guilty pleas entered on June 30, 2014 and on July 9, 2014, by BNPP in the
Supreme Court of the State of New York, County of New York, and the United States District
Court for the Southern District of New York, respectively.

On June 30, 2014, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31140) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by BNP Paribas S.A., et al. (File No. 812-14327) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty pleas, described in the application, entered by the Supreme Court of the State of New York, County of New York, and the United States District Court for the Southern District of New York on June 30, 2014 and on July 9, 2014, respectively.

By the Commission.

Kevin M. O'Neill
Deputy Secretary